EXHIBIT 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2019 RESULTS

Highlights

•	Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $36.3 million for the fourth quarter of 2019.
•	After accounting for $10.1 million of interest rate swap gains, the Partnership reported net income attributable to unit holders of $30.4 million for the fourth quarter.
•	Generated distributable cash flow[1] of $34.6 million for the fourth quarter resulting in a distribution coverage ratio[1] of 1.21.
•	Secured a two-year charter for LNG carrier Golar Maria commencing November 2020.
•	Secured a two-year charter for FSRU Golar Igloo commencing 1Q 2020.

Subsequent Events

•	Declared a distribution for the fourth quarter of $0.4042 per unit.
•	Agreed to extend Golar Grand charter for a further year.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $30.4 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $36.3 million for the fourth quarter of 2019 (“the fourth quarter” or “4Q”), as compared to net income attributable to unit holders of $7.9 million and operating income of $35.9 million for the third quarter of 2019 (“the third quarter” or “3Q”) and a net loss attributable to unit holders of $19.0 million and operating income of $31.8 million for 4Q 2018.

Consolidated GAAP Financial Information
(in thousands of $)	Q4 2019	Q3 2019	Q4 2018
Total Operating Revenue	76,563	75,818	80,003
Vessel Operating Expenses	(14,495)	(14,740)	(15,869)
Voyage and Commission Expenses	(2,484)	(1,685)	(3,981)
Administrative Expenses	(3,185)	(3,110)	(4,669)
Operating Income	36,348	35,903	31,843
Interest Income	4,804	4,990	991
Interest Expense	(18,555)	(19,764)	(20,971)
Gains/(Losses) on Derivative Instruments	9,610	(9,937)	(26,168)
Net Income/(Loss) attributable to Golar LNG Partners LP Owners	30,395	7,924	(18,969)

Non-GAAP Financial Information[1]
(in thousands of $)	Q4 2019	Q3 2019	Q4 2018
Adjusted Interest Income	758	925	991
Adjusted Net Debt	1,532,040	1,551,154	1,578,191

1 Refer to 'Appendix A - Non-GAAP financial measures'.

Segment Information[2]
	Q4 2019				Q3 2019				Q4 2018
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total
Total Operating Revenues	58,975	17,588	26,018	102,581	63,490	12,328	26,018	101,836	62,519	17,484	26,018	106,021
Amount invoiced under sales-type lease	4,600	—	—	4,600	4,600	—	—	4,600	—	—	—	—
Adjusted Operating Revenues [1]	63,575	17,588	26,018	107,181	68,090	12,328	26,018	106,436	62,519	17,484	26,018	106,021
Voyage and Commission Expenses	(1,231)	(1,253)	—	(2,484)	(1,002)	(683)	—	(1,685)	(3,240)	(741)	221	(3,760)
Vessel Operating Expenses	(9,574)	(4,921)	(5,240)	(19,735)	(9,542)	(5,198)	(5,686)	(20,426)	(9,981)	(5,888)	(4,785)	(20,654)
Administrative Expenses	(1,896)	(1,289)	(363)	(3,548)	(1,870)	(1,240)	(223)	(3,333)	(2,905)	(1,764)	(243)	(4,912)
Total Adjusted EBITDA[1]	50,874	10,125	20,415	81,414	55,676	5,207	20,109	80,992	46,393	9,091	21,211	76,695

*

*Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

** Relates to the attributable earnings of our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated its 50% of the Hilli common units.

In May 2019, a modification of the FSRU Golar Freeze charter agreement led to a reassessment of the contract under lease accounting rules. This modification resulted in the contract changing from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). In order to compare the performance of the Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze Finance Lease based on Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under sales-type lease in the period). This approach allows the Partnership to compare the Golar Freeze charter agreement with its wider business.

Despite the scheduled December downtime of FSRU Golar Igloo and aided by an improvement in the performance from LNG carriers Golar Maria and Golar Mazo, 4Q Adjusted Operating Revenues1 including amounts invoiced under the Golar Freeze Finance Lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, increased $0.7 million to $107.2 million. Bunker costs incurred in connection Golar Mazo's removal from layup and positioning for a voyage charter resulted in a $0.8 million increase in 4Q voyage and commission expenses.

Pursuant to the Hilli Purchase Agreement, Golar Partners is indemnified for FLNG Hilli Episeyo operating costs over and above an agreed threshold. A bi-annual true-up of Hilli operating costs resulted in a $1.5 million 4Q reimbursement to the Partnership. This contributed to a $0.7 million reduction in operating expenses from $20.4 million in 3Q to $19.7 million in 4Q. Administrative expenses at $3.5 million for the quarter were in line with 3Q.

The impact of a further decrease in LIBOR and ongoing debt repayment contributed to a $1.2 million reduction in interest expense, from $19.8 million in 3Q to $18.6 million in 4Q.

An increase in interest rate swap rates during the quarter contributed to a $9.6 million 4Q gain on derivative instruments, compared to a 3Q loss of $9.9 million. As of December 31, 2019, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.4%.

As a result of the foregoing, 4Q distributable cash flow1 increased $1.0 million to $34.6 million. The distribution coverage ratio1 increased from 1.18 in 3Q to 1.21 in 4Q.

Commercial Review

A rapid tightening of the shipping market from the end of September meant that steam turbine vessels represented the only available tonnage on more than one occasion during 4Q. This enabled the Golar Maria to be fixed for several months at a higher rate, securing full utilization of the vessel throughout the quarter, and the Golar Mazo to be withdrawn from warm layup for a voyage charter. Collectively, the 4Q Average Daily TCE1 achieved by these two carriers at $32,800 compares favorably to 3Q's $7,300. The quarter commenced with LNG prices at around $5.40/mmbtu, quoted steam turbine spot rates of around $49k per day, and an expectation that new LNG supply and a smoother Chinese demand profile would dampen the customary increase in winter LNG prices. Supported by the start-up of new liquefaction trains, sanctions on a vessel owner, inventory building and contango, rates strengthened with prompt available vessels falling to zero in late October and steam turbine vessel spot rates reaching a 2019 peak of $95k per day. Mild winter temperatures then began to mute the forces of market tightening by making it less likely that spot LNG prices would reach even the small gains implied by the forward curve. Limited remaining storage in Europe and pushback from buyers in Japan and China did, however, continue to absorb tonnage as vessels idled, diverted and slow steamed while waiting to discharge. As vessels began to discharge over the course of December, vessel availability then increased and rates softened. The year ended with spot steam turbine rates at $72k per day and LNG prices where they started on October 1.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

During 4Q the Elba Island facility entered commercial service and the first commissioning cargo was shipped from Freeport T2, where commercial operations have since commenced. Based on the ramp-up profile of recently started facilities together with new facilities scheduled to commence, 30mtpa of additional liquefaction capacity is expected in 2020. Equating to vessel demand growth of approximately 17%, this is expected to outpace vessel supply growth of 8%. Although Covid-19 has negatively impacted near-term Chinese LNG demand, prices and vessel spot rates, new demand into the shoulder season is expected from Korea and Japan where coal and nuclear facilities will be taken out of service.

The Golar Maria will be available in the spot and short-term market from 2Q through to late 4Q when the vessel will commence a two-year charter. This charter includes options to extend by a further 1+1+1 years. During February, a 1-year extension to the May 2020 expiring Golar Grand charter was also agreed, at a rate similar to the current level. Golar Mazo is currently idle and will be placed into layup shortly.

Beyond 2020, 147mtpa of new liquefaction capacity is slated to come on stream between 2021 and 2027. Based on current trading patterns, the LNG order book of 116 vessels will not be sufficient to carry this. At approximately 8% of the global fleet, the 35 carriers ordered in 2019 is slightly below the 10-year average. The implications of IMO 2050, principally the implied cap on the useful life of any LNG carrier ordered today, is also starting to feature in the decision-making process for some owners. This emerging caution is welcomed, and should, if maintained in future, result in more controlled ordering and better utilization of the existing global fleet. Near-term, low LNG prices driven by new LNG supply outstripping demand, not helped by Covid-19, is however a concern for the shipping business. Historically cheap LNG prices are nevertheless a significant boost to downstream activity and the Partnership, which has exposure to this business, is positive about FSRU and downstream project development.

During 4Q Kuwait National Petroleum Co. ("KNPC") awarded the Partnership a two-year contract for the FSRU Golar Igloo. Now signed, the contract provides for two years of continued LNG storage and regasification services in Kuwait for KNPC’s regasification seasons beginning in March 2020. This contract may be further extended by KNPC for a further year through to December 2022.

Operational Review

In line with 3Q, fleet utilization of 88% was achieved in the fourth quarter.

Modifications necessary to increase both the regas capacity and operational efficiency of FSRU Golar Igloo were completed in February. The vessel is now in Kuwait where its new regas season commenced six days ahead of schedule on February 24. Golar Igloo has been fitted with a proprietary hydro energy system, that, subject to confirmation by trial, can produce up to 1.2MW of clean energy, equivalent to a 7% system efficiency improvement or savings of around 5 tons of fuel per day when operating at full load. Golar Igloo frequently operates at full load, so this represents an attractive potential fuel saving for the vessel charterer.

Completed within budget and without incurring off-hire, Golar's first in-water class renewal (akin to a dry-dock) of a vessel, the FSRU Golar Eskimo, also commenced in 4Q and completed in 1Q 2020. Two vessels, Golar Maria and Golar Mazo, may also dry-dock in 2020. Dry-dock of Golar Maria is currently scheduled for April 2021 but may be brought forward to 4Q 2020 if more practical and economic. Dry-dock of Golar Mazo will be subject to the vessel securing a charter during the year that justifies the cost. Until then Golar Mazo will be placed into cold layup.

Financing and Liquidity

As of December 31, 2019, Golar Partners had cash and cash equivalents of $47.7 million. Including the Partnership's $422.3 million share of debt in respect of FLNG Hilli Episeyo, Adjusted Net Debt1 as at December 31, 2019 was $1,532.0 million. 4Q 2019 Total Adjusted EBITDA1 amounts to $81.4 million. Based on the above, the 4Q Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 4.7. As of December 31, 2019, exclusive of a $100 million forward start swap, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,457.8 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds and $422.3 million in respect of Hilli Episeyo), representing approximately 95% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of restricted cash.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.4% with an average remaining period to maturity of approximately 4.1 years as of December 31, 2019.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of December 31, 2019 was $1,245.2 million, which had average margins, in addition to LIBOR, of approximately 2.19%. The Partnership also has a May 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. The Partnership is preparing for a refinancing of the May 2020 bond in advance of its maturity date.

On January 28, 2020, Golar Partners entered into an At The Market ("ATM") sales agreement with a sales agent, relating to the Partnership's 8.75% Series A Cumulative Redeemable Preferred Units ("units") representing limited partner interests, at $25.0 per unit. Although the ATM has not yet been utilized, the Partnership may, through the sales agent, offer and sell these units from time to time up to an aggregate value of $120.0 million.

Corporate and Other Matters

As of December 31, 2019, there were 70,738,027 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 general partner units, were owned by Golar, representing a 32% interest in the Partnership.

On January 28, 2020, Golar Partners declared a distribution for the fourth quarter of $0.4042 per unit. This distribution was paid on February 14, 2020 to common and general partner unit holders of record on February 7, 2020.

A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 November through to 14 February was also declared. This was also paid on February 14, 2020 to all Series A preferred unit holders of record on February 7, 2020.

Total outstanding and exercisable options as at December 31, 2019 were 99,000.

Outlook

The 4Q award of the two-year Kuwait FSRU contract for Golar Igloo and the two-year contract for Golar Maria, together with the more recent agreement to extend the Golar Grand charter by one year, collectively removes significant re-contracting risk for the Partnership.

First quarter results will be negatively impacted by the customary two month Golar Igloo winter downtime and will not benefit from a contribution to earnings by Golar Mazo. The focus of the Partnership during the quarter will be on the evaluation of its structure and strategy in order to maximize long-term shareholder value whilst also ensuring that it is appropriately debt financed. This evaluation includes potential structured transactions to grow the Partnership, bond and bank debt refinancing and the ongoing pursuit of opportunities to redeploy the FSRU Golar Spirit and carrier Golar Mazo. As previously indicated, future distribution levels will be determined by the relative success of the above as well as the level and terms of new financing and growth capital requirements.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	our ability to maintain cash distributions on our units and the amount of any such distributions;
•	the repayment of debt and settling of interest rate swaps;
•	our and Golar LNG Limited (“Golar”) ability to make additional borrowings and to access debt and equity markets;
•	The length and severity of the recent Covid-19 virus outbreak, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•	market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	challenges by authorities to the tax benefits we previously obtained
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
•	the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	changes in commodity prices;
•	the liquidity and creditworthiness of our charterers;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	our future financial condition or results of operations and future revenues and expenses;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charterers;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;
•	our ability to purchase vessels from Golar and Golar Power in the future;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;
•	economic substance laws and regulations adopted or considered by various jurisdictions of formation of us and certain of our subsidiaries;
•	availability of skilled labor, vessel crews and management;
•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our securities in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

February 25, 2020

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Graham Robjohns - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2019	2019	2019	2018	2018
	Oct-Dec	Jul-Sep	Jan-Dec	Oct-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Time charter revenues	76,563	75,818	299,652	80,003	346,650
Total operating revenues	76,563	75,818	299,652	80,003	346,650
Vessel operating expenses	(14,495)	(14,740)	(60,958)	(15,869)	(65,247)
Voyage and commission expenses	(2,484)	(1,685)	(7,648)	(3,981)	(11,222)
Administrative expenses	(3,185)	(3,110)	(13,412)	(4,669)	(14,809)
Depreciation and amortization	(20,051)	(20,380)	(83,239)	(23,641)	(98,812)
Total operating expenses	(40,215)	(39,915)	(165,257)	(48,160)	(190,090)

Operating income	36,348	35,903	134,395	31,843	156,560

Other non-operating income	600	—	4,795	213	449

Financial income / (expenses)
Interest income	4,804	4,990	13,278	991	8,950
Interest expense	(18,555)	(19,764)	(79,791)	(20,971)	(80,650)
Gains/(losses) on derivative instruments	9,610	(9,937)	(38,796)	(26,168)	8,106
Other financial items, net	(82)	541	675	523	(592)
Net financial expenses	(4,223)	(24,170)	(104,634)	(45,625)	(64,186)

Income/(loss) before tax, earnings of affiliate and non-controlling interests	32,725	11,733	34,556	(13,569)	92,823
Tax	(2,930)	(4,817)	(17,962)	(4,527)	(17,465)
Equity in net earnings of affiliate	1,767	1,181	4,540	1,261	1,190

Net income/(loss)	31,562	8,097	21,134	(16,835)	76,548
Net income attributable to non-controlling interests	(1,167)	(173)	(3,329)	(2,134)	(3,358)
Net income/(loss) attributable to Golar LNG Partners LP Owners	30,395	7,924	17,805	(18,969)	73,190

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,436	1,436	1,435
Preference units	5,520	5,520	5,520	5,520	5,520
Common units (1)	69,302	69,379	69,397	69,829	69,944

(1) During the year ended December 31, 2019, 153,728 common units were repurchased under the common unit repurchase program.

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
	2019	2018
(in thousands of $)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	47,661	96,648
Restricted cash and short-term deposits	46,333	31,330
Other current assets	29,197	34,520
Current portion of net investment in leased vessel	2,308	—
Amount due from related parties	5,098	—
Inventories	2,702	2,031
Total Current Assets	133,299	164,529
Non-current
Restricted cash	135,928	141,114
Investment in affiliate	193,270	206,180
Vessels and equipment, net	1,369,665	1,535,757
Vessel under capital lease, net	108,433	114,711
Net investment in leased vessel	111,829	—
Intangible assets, net	50,409	60,369
Other non-current assets	2,779	18,157
Total Assets	2,105,612	2,240,817

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	225,254	75,451
Current portion of obligation under capital lease	1,990	1,564
Amount due to related parties	—	1,237
Other current liabilities	81,910	57,855
Total Current Liabilities	309,154	136,107
Non-current
Long-term debt	991,679	1,196,899
Obligation under capital lease	120,789	118,119
Other non-current liabilities	31,296	30,175
Total Liabilities	1,452,918	1,481,300

Equity
Partners' capital	569,463	679,615
Non-controlling interests	83,231	79,902

Total Liabilities and Equity	2,105,612	2,240,817

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands of $)	2019 Oct-Dec	2019 Jul-Sep	2019 Jan-Dec	2018 Oct-Dec	2018 Jan-Dec
OPERATING ACTIVITIES
Net income/(loss)	31,562	8,097	21,134	(16,835)	76,548
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	20,051	20,380	83,239	23,641	98,812
Equity in net income of affiliate	(1,767)	(1,181)	(4,540)	(1,262)	(1,190)
Movement in deferred tax liability	534	521	3,620	402	1,728
Amortization of deferred charges and debt guarantee	668	667	2,683	1,180	7,154
Drydocking expenditure	(604)	(367)	(10,463)	(13,495)	(25,522)
Foreign exchange losses/(gain)	590	(249)	941	(324)	(995)
Unit options expense	30	59	207	60	234
Dividends received from affiliates	310	1,181	2,328	1,191	1,191
Interest element included in obligation under capital lease, net	(4)	14	3	(21)	(55)
Gain on recognition of net investment in leased vessel	—	—	(4,195)	—	—
Sales-type lease payments received in excess of sales-type lease interest income	553	2,036	2,030	—	—
Change in market value of derivatives	(10,090)	10,861	43,746	27,499	(5,921)
Change in assets and liabilities:
Trade accounts receivable	(1,396)	3,647	10,682	17,001	(9,730)
Inventories	419	466	(670)	1,010	1,475
Other current assets and other non-current assets	(7,254)	546	(6,421)	917	3,906
Amount due to/(from) related parties	1,257	(3,756)	3,622	2,464	(319)
Trade accounts payable	(769)	79	(2,836)	(483)	(3,610)
Accrued expenses	(1,365)	1,373	3,414	(2,461)	(6,566)
Other current liabilities	7,778	909	4,183	3,200	26
Net cash provided by operating activities	40,503	45,283	152,707	43,684	137,166

INVESTING ACTIVITIES
Additions to vessels and equipment	(158)	(1,323)	(10,232)	(4,418)	(10,735)
Dividends received from affiliates	3,687	4,733	14,216	755	755
Acquisition of Hilli Common Units	—	—	(10,296)	(9,652)	(9,652)
Net cash provided by/(used in) investing activities	3,529	3,410	(6,312)	(13,315)	(19,632)

FINANCING ACTIVITIES
Proceeds from debt (including related parties)	15,000	—	40,000	50,000	51,419
Repayments of debt (including related parties)	(36,303)	(21,322)	(100,156)	(21,319)	(155,902)
Repayments of obligation under capital lease	(400)	(387)	(1,569)	(319)	(1,286)
Advances from related party for Methane Princess lease security deposit	153	149	601	152	633
Proceeds from issuances of equity, net of issue costs	—	—	—	—	13,854
Common units repurchased and canceled	—	(1,565)	(1,565)	(4,503)	(13,980)
Cash distributions paid	(31,578)	(31,674)	(126,599)	(31,834)	(165,250)
Financing costs paid	—	—	—	—	(1,699)
Net cash used in financing activities	(53,128)	(54,799)	(189,288)	(7,823)	(272,211)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	8,360	(3,511)	3,723	(2,273)	(6,118)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(736)	(9,617)	(39,170)	20,273	(160,795)
Cash, cash equivalents and restricted cash at beginning of period	230,658	240,275	269,092	248,819	429,887
Cash, cash equivalents and restricted cash at end of period	229,922	230,658	229,922	269,092	269,092

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Distributable Cash Flow (“DCF”) and Distribution coverage ratio ("DCR")

DCF represents Total Adjusted EBITDA adjusted for the cash components of interest, amounts invoiced under sales-type lease, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry-docking). This represents the capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. DCR represents the ratio of distributable cash flow to total cash distributions paid. DCF and the DCR are quantitative standards used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). DCF and the DCR are non-GAAP financial measures and should not be considered as an alternative to, or superior to, net income or any other indicator of our performance calculated in accordance with U.S. GAAP. The table below reconciles Total Adjusted EBITDA to DCF, DCF to net income before non-controlling interests, which is the most directly comparable U.S. GAAP measure, followed by the computation of DCR.

(in thousands of $, except Distribution coverage ratio)	Three months ended December 31, 2019	Three months ended September 30, 2019
Total Adjusted EBITDA	81,414	80,992
Adjusted interest income	758	925
Interest expense (excluding amortization of deferred charges)	(17,400)	(18,586)
Other cash financial items	(458)	705
Current income tax charge	(1,796)	(4,296)
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(13,907)	(14,160)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(1,764)	549
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,256)	(9,494)
Distributions relating to preferred units	(2,985)	(3,019)
Distributable cash flow	34,606	33,616
Depreciation and amortization	(20,051)	(20,380)
Unrealized gains/(loss) from interest rate derivatives	10,090	(10,860)
Lease payment in excess of sales-type lease income	(553)	(535)
Unrealized foreign exchange losses	(590)	249
Amortization of deferred charges and debt guarantee	(668)	(667)
Movement in deferred tax liability	(534)	(521)
Distributions relating to preferred units	2,985	3,019
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	13,907	14,160
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,394)	(9,435)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	1,764	(549)
Net income	31,562	8,097
Distributions declared:
Common unitholders	28,012	28,012
General partner	581	581
Sub-total	28,593	28,593
Distribution coverage ratio	1.21	1.18

1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.6 million for each of the three months ended December 31, 2019 and September 30, 2019.

Non-GAAP Financial Metrics Arising From How Management Monitor the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Total Adjusted EBITDA	Net (loss)/income	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses) income of affiliates
 +/- Golar Partners’ share of Hilli LLC EBITDA (FLNG Adjusted EBITDA)
+ Depreciation and amortization
+ Amount invoiced under sales-type lease	- Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, including our share of FLNG EBITDA, removing the impact of the change in lease accounting, and removing the impact of depreciation, financing and taxation policies.

- Consistent with management’s own evaluation of business performance
Annualized Adjusted EBITDA	Net (loss)/income	The Total Adjusted EBITDA for the quarter (defined above) multiplied by four.	- Same as Total Adjusted EBITDA.

- Enables investors, management and other users of our financial information to assess our year over year performance and operating trends on a more comparable basis as it includes a full year of FLNG EBITDA.
Adjusted Operating Revenues	Total Operating revenues	+ Amount invoiced under sales-type lease	- Enables comparability of Golar Freeze charter with the rest of our business as the income from the sales-type lease is recognized as interest income and therefore does not appear in Total Operating Revenues.
Average daily TCE	Total Operating revenues	- Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity Measures
Adjusted Net Debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP
+/- Golar Partners’ share of Hilli LLC’s contractual debt

		Hilli LLC's contractual debt represents the actual debt obligations as opposed to the variable interest entity debt which is consolidated under US GAAP, refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2018 Annual Report for more information.	By including our share of Hilli’s contractual debt, the Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.
Adjusted Net Debt to Annualized Adjusted EBITDA	Net debt based on GAAP measures	Adjusted net debt over Annualized Adjusted EBITDA	Enables our investors to understand better our liquidity position and our ability to service our debt obligations
Adjusted interest income	Interest income	- Interest income on sales-type leases	Excludes the interest income on sales-type leases, which is included in Adjusted EBITDA. The Partnership believes it increases the comparability of its combined indebtedness and cash position against other companies in its industry.

Reconciliations - Performance Measures

Total Adjusted EBITDA

(in thousands of $)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018
Net income/(loss)	31,562	8,097	(16,835)
Depreciation and amortization	20,051	20,380	23,641
Other non-operating income	(600)	—	(213)
Interest income	(4,804)	(4,990)	(991)
Interest expense	18,555	19,764	20,971
(Gains)/losses on derivative instruments	(9,610)	9,937	26,168
Other financial items, net	82	(541)	(523)
Income taxes	2,930	4,817	4,527
Equity in net income of affiliate	(1,767)	(1,181)	(1,261)
FLNG's Adjusted EBITDA (see appendix B)	20,415	20,109	21,211
Amount invoiced under sales-type lease	4,600	4,600	—
Total Adjusted EBITDA	81,414	80,992	76,695

Adjusted Operating Revenues

	Q4 2019				Q3 2019				Q4 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total	FSRU	LNG Carrier	FLNG*	Total	FSRU	LNG Carrier	FLNG*	Total
Total Operating Revenues	58,975	17,588	26,018	102,581	63,490	12,328	26,018	101,836	62,519	17,484	26,018	106,021
Amount invoiced under sales-type lease	4,600	—	—	4,600	4,600	—	—	4,600	—	—	—	—
Adjusted Operating Revenues	63,575	17,588	26,018	107,181	68,090	12,328	26,018	106,436	62,519	17,484	26,018	106,021

* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

Reconciliations - Liquidity measures

Adjusted Net Debt

(in thousands of $, except Adjusted Net Debt to Annualized Adjusted EBITDA)	At December 31, 2019	At September 30, 2019	At December 31, 2018
Current portion of long-term debt and short-term debt	225,254	225,156	75,451
Current portion of obligation under capital lease	1,990	1,768	1,564
Long-term debt	991,679	1,011,926	1,196,899
Obligation under capital lease - non-current	120,789	112,462	118,119
Total Debt	1,339,712	1,351,312	1,392,033
Less:
Cash and cash equivalents	47,661	51,961	96,648
Restricted cash and short term deposits - current	46,333	48,743	31,330
Restricted cash - non-current	135,928	129,954	141,114
Total Cash, Cash Equivalents and Restricted Cash	229,922	230,658	269,092

Net Debt as calculated by GAAP	1,109,790	1,120,654	1,122,941
Share of Hilli's contractual debt	422,250	430,500	455,250
Adjusted Net Debt	1,532,040	1,551,154	1,578,191

Adjusted Net Debt to Annualized Adjusted EBITDA	4.7	4.8	5.1

Adjusted Interest Income

(in thousands of $)	Three months ended December 31, 2019	Three months ended September 30, 2019	Three months ended December 31, 2018
Interest income	4,804	4,990	991
Less: Interest income on sales-type lease	(4,046)	(4,065)	—
Adjusted Interest Income	758	925	991

Non-US GAAP Measures Used in Forecasting

Revenue Backlog

Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of FLNG Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates". This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

APPENDIX B - SEGMENT INFORMATION

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q4 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	58,975	17,588	26,018	102,581	(26,018)	76,563
Voyage and commission expenses	(1,231)	(1,253)	—	(2,484)	—	(2,484)
Vessel operating expenses	(9,574)	(4,921)	(5,240)	(19,735)	5,240	(14,495)
Administrative expenses	(1,896)	(1,289)	(363)	(3,548)	363	(3,185)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	50,874	10,125	20,415	81,414	(25,015)	56,399

	Q3 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	63,490	12,328	26,018	101,836	(26,018)	75,818
Voyage and commission expenses	(1,002)	(683)	—	(1,685)	—	(1,685)
Vessel operating expenses	(9,542)	(5,198)	(5,686)	(20,426)	5,686	(14,740)
Administrative expenses	(1,870)	(1,240)	(223)	(3,333)	223	(3,110)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	55,676	5,207	20,109	80,992	(24,709)	56,283

	Q4 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	62,519	17,484	26,018	106,021	(26,018)	80,003
Voyage and commission expenses	(3,240)	(741)	221	(3,760)	(221)	(3,981)
Vessel operating expenses	(9,981)	(5,888)	(4,785)	(20,654)	4,785	(15,869)
Administrative expenses	(2,905)	(1,764)	(243)	(4,912)	243	(4,669)
Amount invoiced under sales-type lease	—	—	—	—	—	—
Adjusted EBITDA	46,393	9,091	21,211	76,695	(21,211)	55,484

* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

** Eliminations reverses the earnings attributable to our investment in Hilli LLC and the amount invoiced under sales-type lease to reflect the amounts reported in the consolidated income statement. The earnings attributable to our investment in Hilli LLC is included in the equity in net income of affiliate on the consolidated income statement.